Exhibit G - Proposed Form of Notice


Sempra Energy Resources  (70-    )
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     Sempra Energy Resources ("SER"), 101 Ash Street, San Diego, CA 92101, has
filed an application seeking a Commission order pursuant to Section 2(a)(3)(A) of the Act declaring SER not to be an electric utility company, as defined in
Section 2(a)(3) of the Act. SER is a wholly-owned subsidiary of Sempra Energy Solutions, a wholly-owned subsidiary of Sempra Energy Global Enterprises, which, in turn, is wholly owned by Sempra Energy ("Sempra"), a California holding company exempt from regulation under section 3(a)(1) of the Act. Sempra has four public utility company subsidiaries, San Diego Gas & Electric Company, Southern California Gas Company, Frontier Energy LLC, and Bangor Gas Company LLC. SER develops and acquires power plants for the competitive market. All of these projects are owned and operated by subsidiaries and affiliates of SER that are exempt wholesale generators under Section 32 of the Act. SER also engages in substantial power marketing and other non-utility energy-related activities.

     SER will for a brief period directly own a leasehold interest in and operate the Mesquite Power Project located near Phoenix, Arizona, which it will use to generate and transmit electric energy for sale. However, as required by
Section 2(a)(3)(A), SER states that it is primarily engaged in one or more businesses other than that of an electric utility company and will sell only a small amount of electric energy using these generation and transmission facilities. SER will transfer its interest in the electric generation facilities in question and associated interconnecting transmission facilities to another entity upon the issuance of necessary approvals from the Federal Energy Regulatory Commission. SER thus requires the exemption it seeks in this Application only on a temporary basis.